Höganäs

Date/Datum: 5 November 2002

Our ref./Unser Zeichen: CL/bh

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

02060351

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

02 NOV 19

SUPPL

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist
President

dlw 12/12

Encl. Press Release – No asbestos claims against Höganäs

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00

Telefax +46 42 33 83 60

Telex 72368 HBADMS

Executive Group +46 42 33 80 80

Höganäs

Rule 12g3-2(b)
File No. 82-3754

Date/Datum

Our ref./Unser Zeichen

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

No asbestos claims against Höganäs

With reference to queries received recently concerning asbestos-related claims for damages, Höganäs AB wishes to state as follows.

No claims for damages related to asbestos have been filed against the Höganäs Group. Höganäs' production facilities inside and outside Sweden are not and have not been engaged in any kind of operation involving asbestos.

Höganäs, 5 November 2002

Claes Lindqvist
President and Chief Executive Officer

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00

Telefax
+46 42 33 83 60

Telex
72368 HBADMS